UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K


               [ ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

             [X] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                  For the three months ended December 31, 1999


                          Commission file number 1-8022



                    TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF
                                 CSX CORPORATION
                            AND AFFILIATED COMPANIES



                                 CSX CORPORATION
                             A Virginia Corporation
                  IRS Employer Identification Number 62-1051971
                                One James Center
                              901 East Cary Street
                            Richmond, Virginia 23219
                            Telephone (804) 782-1400

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                              FINANCIAL STATEMENTS
               AS OF December 31, 1999 and September 30, 1999, and
                  for the THREE MONTHS ended december 31, 1999


CONTENTS

Report of Independent Auditors                                                3


Statements of Net Assets Available for Benefits                               4


Statement of Changes in Net Assets Available for Benefits                     5


Notes to Financial Statements                                              6-14

Signature                                                                    15

Exhibit 23-Consent of Ernst & Young LLP, Independent Auditors               I-1

                         Report of Independent Auditors

The Pension Committee
Tax Savings Thrift Plan for Employees of
CSX Corporation and Affiliated Companies
CSX Corporation
Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies (the Plan) as of December 31, 1999 and September 30, 1999, and the related statement of changes in net assets available for benefits for the three months ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and September 30, 1999, and the changes in its net assets available for benefits for the three months ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                   /s/ ERNST & YOUNG LLP



Jacksonville, Florida
June 23, 2000

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             (Dollars in Thousands)


                                                         December 31,   September 30,
                                                             1999            1999
                                                       ---------------------------------
ASSETS
 Investment in Master Trust, at fair value
 (see Note 3)                                              $860,499        $      -
 Investments, at fair value (see Note 4)                          -         702,561
 Investments, at contract value (see Note 4)                      -         199,688
                                                       ---------------------------------
 Total Investments                                          860,499         902,249

 Receivables:
   Employer contributions                                         -             915
   Participant contributions                                      -           2,733
                                                       ---------------------------------

TOTAL ASSETS                                                860,499         905,897

LIABILITIES
 Accrued expenses                                               720             372
 Transfer due to American Commercial Lines
   LLC Plan (see Note 6)                                          -          51,109
                                                       ---------------------------------

TOTAL LIABILITIES                                               720          51,481
                                                       ---------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                          $859,779        $854,416
                                                       =================================



See Notes to Financial Statements.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1999
                             (Dollars in Thousands)


ADDITIONS
 Investment income:
  Net loss on investment in Master Trust                             $   (319)
  Dividends and interest                                                1,391
  Net appreciation in fair value of investments                         3,046
 Employer contributions                                                 2,665
 Participant contributions                                              8,297
                                                                 ---------------
                                                                       15,080

DEDUCTIONS
 Distributions to participants                                          8,866
 Fees and expenses                                                        851
                                                                 ---------------
                                                                        9,717
                                                                 ---------------

NET INCREASE                                                            5,363

Net Assets Available for Benefits at Beginning of Period              854,416
                                                                 ---------------

Net Assets Available for Benefits at End of Period                   $859,779
                                                                 ===============



See Notes to Financial Statements.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                             (Dollars in Thousands)

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Tax Savings Thrift Plan for Employees of CSX Corporation and affiliated companies (the Plan) provides only general information. Participants should refer to the Summary Plan Description and the Plan Document for a more complete description of the Plan's provisions.

General:  The Plan is a multiple employer defined contribution plan covering all
-------
full-time salaried employees and certain non-union hourly employees of CSX Corporation (CSX) and adopting affiliated companies (collectively, the Company or Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Change in Year End: Effective November 1, 1999, the Plan changed its year end
------------------
from September 30 to December 31.

Establishment of Master Trust:  Effective  November 1, 1999, all the investments
-----------------------------
of the Plan were transferred to a Master Trust which was established for the investment of assets of the Plan and the CSX Corporation Capital Builder Plan, another Company sponsored retirement plan. The assets of the Master Trust are held by The Northern Trust Company (the Trustee). Each participating retirement plan has an undivided interest in the Master Trust. Investment income and expenses are allocated to each plan based upon its pro-rata share in the net assets of the Master Trust.

Contributions:  Each year, participants may contribute,  in 1% increments, up to
-------------
15% of pre-tax annual compensation, as defined in the Plan. Participants who are not eligible to participate in the Company's Supplementary Savings and Incentive Award Deferral Plan may also contribute up to 25% of any incentive compensation to the Plan. Subject to certain limitations, participants may reinvest distributions received from another qualified plan. Participants may change investment options daily.

The  Company   contributes  amounts  equal  to  50%  of  the  first  6%  of  the participant's pre-tax annual contributions, as defined in the Plan. Company contributions are made in the form of cash deposits to the CSX Common Stock Fund. Participant incentive compensation contributions are not matched. Additional amounts may be contributed at the option of the Company's Board of Directors.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                December 31, 1999
                             (Dollars in Thousands)


NOTE 1 - DESCRIPTION OF THE PLAN, Continued

Participants who have attained age 55 may reallocate their interest in the non-participant directed CSX Common Stock Fund, in multiples of 10%, to other investment alternatives offered under the Plan.

Participant   Accounts:   Each  participant's   account  is  credited  with  the
----------------------
participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the account.

Vesting:  Participants are immediately vested in contributions plus actual
-------
earnings thereon.

Loans:  Participants  may borrow from their  account in amounts equal to no more
-----
than the lesser of $50,000 in an aggregate amount of all loans from the Plan or 50% of their vested account balance. Loan terms range from one to five years unless the loan is to be used in conjunction with the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits:  Upon  termination of service,  a participant may receive a
-------------------
lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive monthly installments over a 240-month period. A participant with an account balance of $5,000 or less shall be paid in lump sum.

Plan Termination: Although it has not expressed any intent to do so, the Company
----------------
has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination or partial termination, participants will remain 100% vested in their accounts.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                December 31, 1999
                             (Dollars in Thousands)

NOTE 1 - DESCRIPTION OF THE PLAN, Continued

Administrative expenses: The administrative expenses of the Plan are paid by the
-----------------------
Company or from Plan funds as the Plan Sponsor directs. All of the administrative expenses of the Plan during the three months ended December 31, 1999 were paid from Plan funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:  The financial statements have been prepared on the
---------------------
accrual method of accounting.

Investment  Valuation  and Income  Recognition:  The Plan's  investments  in the
----------------------------------------------
Master Trust at December 31, 1999 are stated at fair value. Fair value is based upon the reported sales price on the last business day of the period. Except for the investments in guaranteed investment contracts included in the Stable Interest Fund, the Plan's investments at September 30, 1999 are stated at fair value. The shares of registered investment companies and collective trust participation units are valued at quoted market prices which represent the net asset values of shares held by the Plan at September 30, 1999. The participant loans are valued at their outstanding principal balances, which approximate fair value.

The guaranteed investment contracts are recorded at their contract values, which is cost plus accrued interest, because these investments have fully benefit-responsive features. There are no reserves against contract values for credit risk of contract issues or otherwise. At September 30, 1999, crediting interest rates on guaranteed investment contracts of the Stable Interest Fund ranged from 5.75% to 8.35%.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                December 31, 1999
                             (Dollars in Thousands)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Use of Estimates:  The  preparation of financial  statements in conformity  with
----------------
accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 - INVESTMENT IN MASTER TRUST

Effective November 1, 1999, a Master Trust was established for the investment of assets of the Plan and another Company-sponsored retirement plan. At December 31, 1999, the Plan's interest in the net assets of the Master Trust was approximately 75%.

Summarized financial information of the Master Trust is presented below:

                                                             December 31,
                                                                 1999
                                                           ------------------
Total Master Trust net assets

Assets:
  Accrued income                                                 $       36
  Receivables:
    Employer contributions                                                4
    Participant contributions                                           130

  Investments at fair value:
    Cash and cash equivalents                                        12,880
    Mutual funds                                                    551,030
    CSX Corporation common stock                                    316,516
    Guaranteed investment contracts                                 202,901
    Collective trust fund                                            34,609
    Loans to participants                                            24,423
                                                           ------------------
Total assets                                                      1,142,529

Liabilities:
  Due to brokers for securities purchased                             1,092
  Accrued expenses                                                    1,168
                                                           ------------------
Total Master Trust net assets                                    $1,140,269
                                                           ==================

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                December 31, 1999
                             (Dollars in Thousands)

NOTE 3 - INVESTMENT IN MASTER TRUST, Continued

Investment income and expenses are allocated to each plan based upon its pro-rata share in the net assets of the Master Trust. Investment income for the Master Trust is as follows:

                                                                 November 1,
                                                                   1999 to
                                                                December 31,
                                                                    1999
                                                              -----------------
 Net  appreciation  (depreciation)  in fair value
 of  investments  determined by quoted market prices:
    Mutual funds                                                   $  3,639
    CSX Corporation common stock                                    (94,616)
    Collective trust fund                                                51
                                                              -----------------
                                                                    (90,926)

 Interest and dividend income                                         9,140
                                                              -----------------
                                                                   $(81,786)
                                                              =================
NOTE 4 - INVESTMENTS

At September 30, 1999, the Plan's investments were held by the Trustee in a bank administered trust fund. The following investments represent 5% or more of the Plan's net assets.

                                                     September 30, 1999
                                                     ------------------

     Investments, at contract value:
          Guaranteed Investment Contracts                  $199,688
     Investments, at fair value as
     determined by quoted market prices:
          Fidelity Equity-Income Fund                       118,767
          Vanguard Institutional Index Fund                 155,082
          Twentieth Century Select Fund                     118,040
          CSX Corporation common stock                      218,039*

*Includes nonparticipant-directed (see Note 5)

At December 31, 1999, the Plan's investments were held in a master trust (see
Note 3).

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                December 31, 1999
                             (Dollars in Thousands)

NOTE 5 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                              December 31,     September 30,
                                                  1999              1999
                                            ----------------- -----------------
Net Assets:
  CSX Corporation common stock                     $131,054        $166,945



                                                  Three Months Ended December
                                                           31, 1999
                                                 ------------------------------
Changes in Net Assets:
 Additions
   Contributions                                              $  3,967
   Net depreciation in fair value of CSX
     Corporation common stock                                  (38,463)
   Distributions to participants                                (1,395)
                                                       ------------------
                                                              $(35,891)
                                                       ==================

NOTE 6 - CHANGE IN PARTICIPATION OF AMERICAN COMMERCIAL BARGE LINE COMPANY LLC

On June 30, 1998, CSX conveyed its wholly-owned subsidiary, American Commercial Lines LLC (ACL), to a joint venture in which CSX holds a 32% interest. Employees of American Commercial Barge Line Company LLC (ACBLC), a wholly-owned subsidiary of ACL, previously participated in the Plan. Pursuant to an Adoption Agreement signed June 30, 1998, ACBLC's eligible employees were permitted to continue to participate in the Plan until a similar plan could be established by ACL.

Only persons employed by ACBLC on June 29, 1998, or employees hired by the newly formed venture after June 30, 1998, were eligible to participate in the Plan. ACBLC participants were not permitted to invest in the CSX Common Stock Fund and any amounts previously invested in the CSX Common Stock Fund were reallocated to other investment alternatives.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                December 31, 1999
                             (Dollars in Thousands)

NOTE 6 - CHANGE IN PARTICIPATION OF AMERICAN COMMERCIAL BARGE LINE COMPANY LLC, Continued

On September 30, 1999, ACBLC participants authorized transfers of accounts from the Plan totaling $51,109 to a retirement plan offered by ACL. The transfer is reflected as a liability in the accompanying statement of net assets available for benefits at September 30, 1999.

NOTE 7 - RELATED PARTY TRANSACTIONS

CSX and its subsidiaries provide the Plan with certain management and accounting services. During the three months ended December 31, 1999, the Plan reimbursed CSX and its subsidiaries approximately $89 for these services.

During the period November 1, 1999 to December 31, 1999, the Master Trust received cash dividends from investments in CSX common stock of $2,934, a portion of which was allocated to the Plan based upon the Plan's pro-rata share in the net assets of the Master Trust and included in net gain in investment in Master Trust in the statement of changes in net assets available for benefits.

The Trustee routinely invests assets in the Collective Short-Term Investment Fund of The Northern Trust Company. During October 1999, the Plan earned interest of $20 for transactions with this fund which is included in investment income in the statement of changes in net assets available for benefits. During the period November 1, 1999 to December 31, 1999, the Master Trust earned interest of $67 for transactions with this fund, a portion of which was allocated to the Plan based upon the Plan's pro-rata share in the net assets of the Master Trust and included in net gain in investment in Master Trust in the statement of changes in net assets available for benefits.

NOTE 8 - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 15, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                December 31, 1999
                             (Dollars in Thousands)

NOTE 8 - INCOME TAX STATUS, Continued

believes  the  Plan  is  being  operated  in  compliance   with  the  applicable
requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

On September 15, 1999, the Plan applied for a new determination letter regarding a restatement of the Plan, principally to incorporate recent modifications to the Plan described in Note 2. The Plan Sponsor believes that the Plan remains qualified and therefore, the related trust is exempt from taxation.

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of benefits paid to participants reported in the financial statements to Form 5500:

                                                   Three Months Ended
                                                    December 31, 1999
                                                 ------------------------
Benefits paid to participants per the
  financial statements                                     $8,866
Add:  Amounts allocated to withdrawing
        participants at December 31, 1999                       -
Less: Amounts allocated to withdrawing
        participants at September 30, 1999                    320
                                                 ------------------------

Benefits paid to participants per
  Form 5500                                                $8,546
                                                 ========================

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                December 31, 1999
                             (Dollars in Thousands)

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500, Continued

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the period, but not yet paid as of that date.

NOTE 10 - SUBSEQUENT EVENTS

Change in Participation of Sea-Land: On December 10, 1999, the Company completed the sale of some of the foreign and domestic assets of its wholly-owned container-shipping subsidiary, Sea-Land Service, Inc. (Sea-Land), to A. P. Moller-Maersk Line (Maersk). Terminated Sea-Land employees participating in the Plan were permitted to make an elective rollover from the Plan. On February 1, 2000, 882 participants elected to rollover their accounts totaling approximately $25,400 to a plan sponsored by Maersk.

                                          SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          TAX SAVINGS THRIFT PLAN FOR EMPLOYEES
                                          OF CSX CORPORATION AND AFFILIATED
                                          COMPANIES

                                          By: /s/ JAMES L. ROSS
                                          ---------------------
                                          James L. Ross
                                          Vice President and Controller
                                          CSX Corporation
                                          (Plan Sponsor)

Date:  June 28, 2000